Exhibit 17.1

Pierce J. Roberts, Jr.

[address]

Gary M. Parsons

Chairman of the Board

XM Satellite Radio Holdings Inc.

1500 Eckington Place

Washington, DC 20002

Dear Gary:

It has been my pleasure to serve on the Board of Directors of XM for more than 5 years. The company has achieved many notable successes and overcome numerous seemingly-insurmountable obstacles during this period. It has been great fun to have a minor role in helping you, Hugh and the XM team as the company has grown from its founding concept to become a major firm with rapidly growing numbers of subscribers. There is much in which to be pleased.

That said, I have been troubled about the current direction of the company and do not believe that it is in the best interest of the company’s shareholders. For some time I have made my analyses and observations known in an increasingly vociferous manner to the Board and a number of senior managers of the Company. I am not having any useful effect and I care too much and believe in my own views too much to just “go along”.

Given current course and speed there is, in my view, a significant chance of a crisis on the horizon. Even absent a crisis, I believe that XM will inevitably serve its shareholders poorly without major changes now. It is clear to me that I cannot be part of the solution and I will not be part of the problem.

Therefore, after a lot of thought and with a great deal of sadness, I tender my resignation to be effective immediately. Thanks and best wishes to the entire XM family.

Sincerely,

/s/ Pierce J. Roberts, Jr.
Pierce J. Roberts, Jr.